OCEANFIRST FINANCIAL CORP.

975 HOOPER AVENUE

TOMS RIVER, NEW JERSEY 08754-2009

VIA EDGAR

March 14, 2016

Michael Clampitt, Senior Staff Attorney

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	OceanFirst Financial Corp.

Registration Statement on Form S-4

File No. 333-209590

Dear Mr. Clampitt:

The undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-4 (File No. 333-209590) (the “Form S-4”) of OceanFirst Financial Corp. (the “Company”) be declared effective at 4:00 p.m., New York City time, on March 14, 2016. We respectfully request that we be notified of such effectiveness by a telephone call to David C. Ingles of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2697 and that such effectiveness also be confirmed in writing to the addressees listed on the cover page of the Form S-4.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Form S-4 effective, it does not foreclose the Commission from taking any action with respect to the Form S-4;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

OCEANFIRST FINANCIAL CORP.

By:	/s/ Steven J. Tsimbinos
Name:	Steven J. Tsimbinos
Title:	First Senior Vice President and General Counsel

cc:	Christopher D. Maher, OceanFirst Financial Corp.

Josh Samples, United States Securities and Exchange Commission

David C. Ingles, Skadden, Arps, Slate, Meagher & Flom LLP